May 6, 2024

VIA EDGAR

Mr. Brian McAllister

Ms. Kimberly Calder

Ms. Liz Packebusch

Mr. Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Proficient Auto Logistics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 23, 2024

Amendment No. 2 to Registration Statement on Form S-1

Filed April 29, 2024

File No. 333-278629

Ladies and Gentlemen:

This letter sets forth the response of Proficient Auto Logistics, Inc. (the “Company”) to the comment letter, dated May 3, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the registration statement on Form S-1 filed with the Commission on April 29, 2024 (the “Registration Statement”). For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 3 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.

Amendment No. 2 to Registration Statement on Form S-1 filed April 29, 2024

Cover Page

1.	We note your disclosure that your Chief Executive Officer nominee, Richard O’Dell, has indicated an interest in purchasing up to an aggregate of approximately $3 million of shares of your common stock in this offering at the initial public offering price. Please disclose under the Principal Stockholders section the expected percentage ownership if Mr. O’Dell does purchase the $3 million of shares in this offering as his indication of interest reflects. Please additionally revise your related risk factor at page 24.

Response: In response to the Staff’s comment, the disclosure has been revised to include the expected percentage ownership of the Company’s shares of common stock of the executive officers and directors (including those who have agreed to serve directors) and the former shareholders of the Founding Companies, including their respective affiliates, if Mr. O’Dell purchases the maximum that he has indicated an interest in purchasing. See pages 24 and 100 of the Amended Registration Statement.

Risk Factors

The exclusive forum provisions in our organizational documents may limit a stockholder’s ability to bring a claim in a judicial forum that.., page 27

2.	We note your disclosure here and at page 105 identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action. We further note your form of charter at Exhibit 3.3 states that “any derivative action...shall be exclusively brought in the Court of Chancery or, if such court does not have subject matter jurisdiction thereof, the federal district court of the District of Delaware or other state courts of the State of Delaware.” Please revise your disclosure to be consistent with your charter or advise..

Response: In response to the Staff’s comment, we have revised the disclosure to be consistent with the amended and restated certificate of incorporation of the Company. See pages 27, 28 and 105 of the Amended Registration Statement.

Capitalization, page 35

3.	Please remove the cash, cash equivalents, and restricted cash from the total for total capitalization.

Response: In response to the Staff’s comment, we have removed cash, cash equivalents, and restricted cash from the total for total capitalization. See page 36 of the Amended Registration Statement.

Executive Compensation, page 87

4.	We note your disclosure here that in connection with this offering, Mr. O’Dell and Messrs. Beggs and Wright will receive an award of restricted shares of common stock. Tell us how you reflected these shares and related stock based compensation in your pro forma financial information. Revise your disclosures as appropriate.

Response: In response to the Staff’s comment, we have revised Adjustments D and G in the Unaudited Combined Pro Forma Financial Information of the Company in the Amended Registration Statement to include (i) the award of Mr. O’Dell’s restricted shares of common stock or restricted stock units, (2) the initial award of Messrs. Beggs’ and Wright’s restricted shares of common stock or restricted stock units and (iii) the initial awards of all other restricted shares of common stock or restricted stock units under the Company’s 2024 Plan, in each case which will become effective prior to and in connection with the execution of the underwriting agreement for this offering as described further in the Executive Compensation section. See pages 87, 88 and F-13 of the Amended Registration Statement.

Proficient Auto Logistics, Inc.

Notes to the Unaudited Combined Pro Forma Financial Information

3. Transaction Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Combined Pro Forma Balance Sheets, page F-10

5.	We refer you to Adjustment B. We note your disclosures on page F-5 and elsewhere indicate stock consideration payable of 6,978,191 shares which includes the 541,866 common shares held back to satisfy indemnification obligations. Please tell us how you determined the stock consideration and number of shares used to calculate stock consideration amounting to $103,922,880, assuming an initial public offering price of $15.00 per share. Explain how the number of shares issued reconciles to your disclosures on page 95 and F-5.

Response: In response to the Staff’s comment, we have updated the disclosure of the purchase price to include 6,978,191 shares, assuming an initial public offering price of $15.00 per share, for stock consideration of $104,672,865. See pages F-10 and F-11 of the Amended Registration Statement.

6.	We refer you to Adjustment D relating to $3 million of transaction costs incurred by Founding Companies. Please explain to us why the transaction costs incurred is reflected by an increase of $3 million to cash and cash equivalents and a corresponding increase to retained earnings. Please revise or advise.

Response: In response to the Staff’s comment, we have removed the original Adjustment D from the Unaudited Combined Pro Forma Balance Sheets of the Company. See pages F-7, F-8, F-10, F-11, F-12 and F-13 of the Amended Registration Statement.

Adjustments to Unaudited Combined Pro Forma Statements of Comprehensive Income, page F-12

7.	Please tell us why you have not given tax effect for any of the pro forma transaction adjustments reflected in pro forma statement of comprehensive income described in this note. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: In response to the Staff’s comment, we have updated the Unaudited Combined Pro Forma Statements of Comprehensive Income of the Company to include the tax effect of all Transaction Adjustments described herein. See page F-9 of the Amended Registration Statement.

8.	We note Adjustment H eliminating $3 million of transaction costs incurred by the Founding Companies. Transaction costs that are already recognized in the historical financial statements should not be eliminated using transaction accounting adjustments. Please revise or advise.

Response: In response to the Staff’s comment, we have removed the original Adjustment H from the Unaudited Combined Pro Forma Statements of Comprehensive Income of the Company. See pages F-9 and F-13 of the Amended Registration Statement.

4. Unaudited Pro Forma Net Income Per Share, page F-13

9.	Please revise to disclose how you calculated pro forma shares outstanding - basic and diluted.

Response: In response to the Staff’s comment, we have updated the disclosure to include our calculations of pro forma weighted average shares outstanding – basic and pro forma weighted average shares outstanding – diluted in the Notes to the Unaudited Combined Pro Form Financial Information. See page F-14 of the Amended Registration Statement.

Exhibits

10.	We note that the legal opinion at Exhibit 5.1 opines as to 14,333,333 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, including 2,149,999 shares which may be offered and sold pursuant to the exercise of the underwriters’ option to purchase additional shares of Common Stock. We further note that your fee table registers 16,483,332 shares of Common Stock, including 2,149,999 shares of common stock, subject to the underwriters’ option to purchase addition [sic] shares. Please have counsel revise the legal opinion to opine as to the full number of shares being registered or advise.

Response: In response to the Staff’s comment, we have revised the first paragraph of our legal opinion at Exhibit 5.1 to reflect that the full number of shares being registered should be 16,483,332, by stating that “the Registration Statement relates to the registration of the offer and sale by the Company of 16,483,332 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, including 2,149,999 shares which may be offered and sold pursuant to the exercise of the underwriters’ option to purchase additional shares of Common Stock (the “Shares”)”. See Exhibit 5.1 to the Amended Registration Statement.

* * * *

We would like to express our appreciation for your prompt attention to the Registration Statement and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (415) 412-7448 or our counsel, Edward S. Best of Mayer Brown LLP at (312) 701-7100.

Sincerely,

PROFICIENT AUTO LOGISTICS, INC.

By:	/s/ Ross Berner
Name:	Ross Berner
Title:	President

Cc:	Edward S. Best, Esq., Mayer Brown LLP

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